Exhibit 99.6

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CONTINENTAL ENERGY CORPORATION

Head Office: Suite 200 One Energy Square, 4925 Greenville Avenue, Dallas, Texas, 75206, USA

Registered Office: 595 Burrard St, Suite 2600 Three Bentall Centre, Vancouver, B.C. V7X1L3

ITEM 2.

DATE OF MATERIAL CHANGE

November 13, 2008

ITEM 3.

NEWS RELEASE

November 13, 2008

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Continental Energy Corporation has relocated to a new office in Dallas.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Effective Monday 17 November 2008 the Company can be contacted at its new location:

Continental Energy Corporation
Suite 200 One Energy Square
4925 Greenville Avenue
Dallas, Texas, 75206, USA
Phone: +1-214-800-5135
Fax:

+1-972-692-5400

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

EXECUTIVE OFFICER

To obtain further information contact:

Richard L. McAdoo, CEO

Or Chip Langston, Dallas Representative

Continental Energy Corporation, Phone: +1-214-800-5135

ITEM 9.

DATE OF REPORT

November 13, 2008